Exhibit 99.1

Genius Group Announces 25% Increase in Revenue on proforma basis,

57% Decrease in Net Loss per Share in First Half of 2025

Total assets increased 20% to $121.3 million

SINGAPORE, September 23, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced its financial results for the first half of 2025.

Roger Hamilton, CEO of Genius Group, said “In the first half of 2025, Genius Group was hamstrung by a preliminary injunction preventing the company from raising funds or building its treasury. We have claimed in a RICO lawsuit (Case No: 1:25-cv-21496-BB) that this was a deliberate act taken by third parties to damage the company and its shareholders. We are pleased that further to the injunction being stayed on appeal in April, we had enough time to begin to repair the damage. As a result, we are pleased to report a strengthening of our operations and our balance sheet as at the end of June 2025.”

“Furthermore, the second half of 2025 has proven to be the strongest in our history, with a series of successful M&A transactions and product launches resulting in rapid growth in our Genius Academy, our Bitcoin Treasury and the launch of our Genius City model. We have seen a more than 600% increase in our market capitalization over the last six months and are now exceptionally well positioned for positive, profitable growth in the year ahead.”

Genius Group’s unaudited first half financial results are for the operations of the Company including financials related to the Entrepreneur Resorts Ltd (ERL), Genius City (GC) and ProEd (PE) transactions signed in the second half of 2025. The financial results are prepared on an auditor review basis (existing group) and proforma (including acquisitions) for June 2025 and are compared with reviewed financials of June 2024.

Financial Highlights for the First Half of 2025

●

First half revenue of $6.1 million on proforma basis ($2.7 million on review basis), compared to $4.9 million for first half of 2024 on review basis, representing a 25% year-on-year revenue growth on proforma basis and 44.32% reduction on review basis. The increase in revenue on pro forma basis is primarily due to acquisition of ERL and PE, whilst the decrease in revenue on review basis is due to both the closure in 2024 of loss-making subsidiaries and the reduction of revenues due to downsizing operations as a result of the Preliminary Injunction (PI).

●

First half operating expenses of $13.5 million on proforma basis ($13.1 million on review basis), compared to $10.8 million for first half of 2024. The increase in cost of the existing group is due to the legal and compliance cost due to the dispute related to the failed 2024 transaction of LZG International Inc (LZGI) and the PI.

●

First half total loss of $17.3 million on proforma basis ($18.5 million on review basis), compared to $8.8 million loss for first half of 2024. The Company has calculated that $15.9 million of the loss was directly due to the impact of the PI, including the cost resulting from the forced liquidation of Bitcoin at a loss, legal fees and related costs of the PI. These are the subject of the RICO lawsuit in which the Company is claiming for $750 million in triple damages.

●

First half loss per share of ($0.36) per basic and diluted share compared to loss per share of ($0.84) per basic and diluted share in first half of 2024, representing a 57% reduction in loss per share.

●	$3.70 million cash and equivalents on proforma basis as of June 30, 2025 ($2.70 million on review basis), compared to $1.61 million as of December 31, 2024, representing a 130% increase.
●

First half total current assets of $32.5 million on proforma basis ($27.01 million on review basis), compared to $42.41 million as of December 31, 2024, representing a 23% decrease. The reduction was mainly due to the liquidation of Bitcoin during the period. GNS was holding 319.43 BTC as of December 31, 2024 which reduced to 100.10 BTC as of June 30, 2025.

●

First half total assets of $121.26 million on proforma basis ($85.03 million on review basis), compared to $101.05 million as of December 31, 2024, representing a 20% increase in total assets. Whilst total assets on review basis decreased due to the liquidation of Bitcoin during the period, total assets on proforma basis grew as a result of the M&A transactions in the second half of 2025. GNS was holding 319.43 BTC as of December 31, 2024 which reduced to 100.10 BTC as of June 30, 2025.

●	First half net assets of $85.59 million on proforma basis ($67.8 million on review basis), compared to $79.41 million as of December 31, 2024, representing an increase of 8%.

Strategic and Operational Highlights for the First Half of 2025

●	Building a Bitcoin Treasury of 420 Bitcoin within 2 months of announcing its Bitcoin Treasury before the court order restraining the Company from issuing shares, raising funds or buying Bitcoin.

●	Featuring top thought leaders and experts within the Company’s Bitcoin Academy, including Saifedean Ammous, author of the Bitcoin Standard, and content together with sponsorship of two top Podcasters and Influencers related to Bitcoin, Natalie Brunell and Anthony Pompliano.

●	Rationalization of operations to ensure profitable operating units, and sustainability of Company after TRO and PI was imposed on Company in February 2025, and taking immediate legal action.

●	Filing of RICO lawsuit against Peter Ritz and Michael Moe in March 2025, for $750 million in triple damages.

●	Filing an appeal against the PI and winning a stay on the PI in April 2025.

●	Gaining shareholder approval for the Board to take various actions to protect the company including executing up to 20% share buyback, issuance of Super-Voting Shares and preferred shares.

●	Resumption of business in May and June 2025 with growth of Genius Academy and launch of Genius City.

●	Rebuilding Bitcoin Treasury rapidly to 200 Bitcoin after stay on PI was granted.

●	Acquisition of Entrepreneur Resorts via Asset Purchase Agreement in June 2025, with 50% increase in 2025 Revenue Guidance from $10 million to $15 million - $18 million for 2025.

Recent Strategic and Operational Highlights

●	Acquisition of Entrepreneur Resorts via Asset Purchase Agreement on June 17, 2025 with closing on July 31, 2025, with growth plan and rebranding underway to Genius Resorts.

●	Purchase by Genius Group’s CEO, Roger Hamilton of 650,000 shares on the open market, increasing his shareholding by 10%, restating his optimism for the future growth of the Company.

●	Company announcement on the distribution on all proceeds of future legal wins, with 50% being distributed to shareholders as a dividend and 50% to be reinvested in the Company’s Bitcoin Treasury

●	Recovery from baby shelf to full shelf status as a result of the Company’s increase in market capitalization within 60 days of the PI being stayed, and SEC approval of the Company’s $1.2 billion shelf offering.

●	Revision of the Company’s Bitcoin Treasury target from 1,000 BTC to 10,000 BTC.

●	Appointment of Kevin Malone and Saifedean Ammous as Board Advisors

●	Launch of Genius Academy with Microcourses featuring Michael Saylor, Cathie Wood, Mark Cuban, Robert Kiyosaki, Robert F Kennedy Jr, and top thought leaders and entrepreneurs.

●	Signing of $14 million share purchase and joint venture agreement with Nuanu for the launch of Genius City, Bali, targeted to reach $20 million revenue and $6 million net profit within four years.

●	Launch of Genius City scheduled for October 2025 at Genius Future Summit, featuring top entrepreneurs and thought leaders including Steven Bartlett, Founder of Flight Story & thirdweb, Host of The Diary of a CEO podcast.

●	Announcement of plans to dual list on an Asian exchange.

●	Three consecutive buybacks of one million shares each by the Company in the last three months.

●	As a result of buybacks, insider purchase of shares and investors choosing to move their shares to book entry, achieving 60.3% of issued shares in book entry, with 39.7% remaining at brokers in September 2025.

●	Achievement of the first of ten milestones to $1 billion market capitalization, in the Company’s Founder Compensation Plan, with $100 million market capitalization being reached and exceeded.

●	600% increase in the Company’s market capitalization in the six months since PI was stayed.

Gaurav Dama, CFO of Genius Group said “We remain committed to strengthening our balance sheet and driving operational efficiency across the Group. Over the past quarter, we have streamlined operations with a clear focus on enabling our profit centers to generate sustainable positive cashflows, while at the Group level, we continue to take disciplined measures to reduce central costs. These initiatives, coupled with our ongoing emphasis on cost optimization and financial discipline, are laying the foundation for long-term value creation and a stronger financial position”

Other

The audit opinion of its audited consolidated financial statements for the fiscal year ended December 31, 2024, included in the Company’s Annual Form on 20F filed with the Securities and Exchange Commission on April 30, 2025, prepared as going concern. The Company’s unaudited condensed consolidated financial statements as of June 30, 2025 have been prepared on a going concern basis.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2024, filed with the SEC on April 30, 2025. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US Dollars)

	As of June 30,2025	As of December 31, 2024
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	2,693,979	1,614,933
Accounts receivable, net	407,341	1,653,238
Other receivables	1,708,816	1,741,176
Due from related parties	6,309,649	5,714,741
Digital assets	10,724,607	30,441,133
Inventories	467,230	467,230
Prepaid expenses and other current assets	4,706,643	786,376
Total Current Assets	27,018,265	42,418,827
Property and equipment, net	316,837	301,531
Investments at fair value	1,461,112	1,381,666
Investments in joint venture	393	366
Goodwill	8,407,631	8,338,547
Intangible assets, net	11,048,771	11,913,096
Deferred tax asset	1,332	1,332
Other receivables	831,620	758,025
Other non-current assets	35,941,961	35,941,961
Total Assets	85,027,922	101,055,351
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	4,116,094	3,285,495
Accrued expenses and other current liabilities	1,621,621	2,066,930
Contract liabilities	1,434,816	1,731,378
Income tax payable	194,823	254,434
Due to related parties	4,937,041	4,001,091
Loans payable – current portion	181,030	229,815
Short term debt	25,000	40,000
Total Current Liabilities	12,510,425	11,609,143
Due to related parties	1,963	1,789
Loans payable – non-current portion	4,681,520	10,033,989
Total Liabilities	17,193,908	21,644,921
Commitments and Contingencies Shareholders’ Equity:
Contributed capital	173,247,096	166,301,870
Reserves	(8,026,414)	(8,508,313)
Accumulated deficit	(102,989,010)	(84,014,856)
Capital and reserves attributable to owners of Genius Group Ltd	62,231,672	73,778,701
Non controlling interest	5,602,342	5,631,729
Total Shareholders’ Equity	67,834,014	79,410,430
Total Liabilities and Shareholders’ Equity	85,027,922	101,055,351

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US Dollars)

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Revenue	$2,717,485	$4,880,309
Cost of revenue	(1,956,734)	(3,149,970)
Gross profit	760,751	1,730,339
Operating (Expenses) Income
General and administrative	(11,136,142)	(9,510,000)
Depreciation and amortization	(727,573)	(729,690)
Other operating income	418	19,238
Legal expenses	(1,023,496)	(531,252)
Loss from foreign currency transactions	(272,299)	(54,916)
Total operating expenses	(13,159,092)	(10,806,620)
Loss from Operations	(12,398,341)	(9,076,281)
(Expense) Income
Interest expense, net	(735,670)	(223,614)
Loss on sale of Bitcoin	(5,873,799)	-
Other income	3,083	47,673
Total Other Expense	(6,606,386)	(175,941)
Loss Before Income Tax	(19,004,727)	(9,252,222)
Income Tax Benefit	1,186	-
Net Loss	(19,003,541)	(9,252,222)
Other comprehensive income:
Foreign currency translation	481,899	427,926
Total Comprehensive Loss	(18,521,642)	(8,824,296)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(18,492,255)	(8,801,755)
Non controlling interest	(29,387)	(22,541)
Total Comprehensive Loss	(18,521,642)	(8,824,296)
Weighted-average number of shares outstanding, basic and diluted	53,195,540	11,009,270
Basic and diluted loss per share from continuing operations	(0.36)	(0.84)

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	For the Six months Ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(19,003,541)	$(9,252,222)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	(405,897)	618,543
Depreciation and amortization	1,021,476	1,019,961
Interest expense	735,670	223,614
(Reversal)/Provision for credit loss	2,080	(321,898)
Gain on foreign exchange transactions	272,299	54,916
Loss on sale of Bitcoin	5,873,799	-
Changes in operating assets and liabilities:
Accounts receivable	1,243,818	34,104
Other receivable	(73,594)	(5,904,240)
Prepaid expenses and other current assets	(3,920,266)	(177,083)
Digital assets	233,175	-
Inventories	-	180,820
Accounts payable	830,599	(1,249,885)
Accrued expenses and other current liabilities	(445,310)	156,300
Contract liabilities	(296,561)	(833,958)
Income tax payable	(59,611)	50,926
Net Cash used in Operating Activities	(13,991,864)	(15,400,102)
Cash Flows from Investing Activities
Internally developed software	(149,873)	(239,156)
Purchase of property and equipment	(4,499)	(41,720)
Investment at fair value	(40,000)	(426,182)
Net Cash Used in Investing Activities	(194,372)	(707,058)
Cash Flows from Financing Activities
Amount due to/from related party, net	341,042	150,042
Interest paid	(735,670)	(223,614)
Proceeds from equity issuances	7,311,098	13,457,414
Proceeds from loan	-	4,970,269
Proceeds from sale of Bitcoin	29,816,012	-
Purchase of Bitcoin	(16,206,460)	-
Repayment of loan	(5,416,255)	(2,245,479)
Net Cash Provided by Financing Activities	15,109,767	16,108,632
Effect of Exchange Rate Changes on Cash	155,515	(115,896)
Net Increase / (Decrease) in Cash	1,079,046	(114,424)
Cash – Beginning of period	1,614,933	614,753
Cash – End of period	2,693,979	500,329

Summary Combined Consolidated Financial Data

	Unaudited Financials Six Months Ended (USD 000’s)		Audited Financials Year Ended (USD 000’s)
Summary Income Data:	June 30, 2025	June 30, 2024	December 31, 2024	December 31, 2023
Revenue	2,718	4,880	7,913	23,063
Cost of revenue	(1,957)	(3,150)	(5,330)	(11,127)
Gross profit	761	1,730	2,583	11,936
Other Operating Income	-	19	25	344
Operating Expenses	(13,159)	(10,826)	(32,716)	(48,347)
Operating Loss	(12,398)	(9,077)	(30,108)	(36,067)
Other income	3	48	5,038	32,981
Other Expense	(6,609)	(224)	(2,122)	(3,704)
Net Loss Before Tax	(19,004)	(9,253)	(27,192)	(6,790)
Tax Benefit	1	-	2,252	1,079
Net Loss After Tax	(19,003)	(9,253)	(24,940)	(5,711)
Other Comprehensive Income	482	428	(49)	(204)
Total Loss	(18,521)	(8,825)	(24,989)	(5,915)
Net income per share, basic and diluted	(0.36)	(0.84)	(1.03)	(1.00)
Weighted-average number of shares outstanding, basic and diluted	53,195,540	11,009,270	24,153,220	5,550,197

	Unaudited Financials Six Months Ended, (USD 000’s)	Audited Financials Year Ended (USD 000’s)
	June 30, 2025	December 31, 2024	December 31, 2023
Summary Balance Sheet Data:
Total current assets	27,018	42,419	9,634
Total non-current assets	58,010	58,636	33,580
Total Assets	85,028	101,055	43,214
Total current liabilities	12,510	11,609	17,248
Total non-current liabilities	4,683	10,036	6,251
Total Liabilities	17,193	21,645	23,499
Total Shareholders’ Equity	67,835	79,410	19,715
Total Liabilities and Shareholders’ Equity	85,028	101,055	43,214

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Derived from Financial Statements

	Genius Group Unaudited Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2025	June 30, 2024	December 31, 2024	December 31, 2023
Net Loss	(19,003)	(9,253)	(24,940)	(5,711)
Tax Benefits	(1)	-	(2,252)	(1,079)
Interest Expense, net	736	224	1,146	3,695
Depreciation and Amortization	1,021	1,020	2,059	3,271
Legal expense (non-recurring)	1,023	531	2,579	1,178
Impairment	-	-	8,427	15,372
Revaluation adjustment of Contingent Liabilities	-	-	(3,714)	(32,775)
Loss on disposal of bitcoin	5,874	-	-	-
Stock Based Compensation	3,860	619	4,218	10
Bad Debt Provision	2	210	(575)	2,822
Adjusted EBITDA	(6,488)	(6,649)	(13,052)	(13,217)

Contacts

Investors:

Investor Relations Team

Email: investor@geniusgroup.net